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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                CRA MANAGED CARE, INC.
                                ----------------------
                                   (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                        --------------------------------------
                            (Title of Class of Securities)

                                      126172105
                                      ---------
                                    (CUSIP Number)


                                  RICHARD A. PARR II
                                  OCCUSYSTEMS, INC.
                             3010 LBJ FREEWAY, SUITE 400
                                 DALLAS, TEXAS  75234
                                 --------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    APRIL 21, 1997
                                    --------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages(s))

                                  Page 1 of 9 Pages
                          Exhibit Index located on page 16.



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CUSIP No. .............................................................126172105
1   Name of Reporting Person
         OCCUSYSTEMS, INC.
    S.S. or I.R.S. Identification No. of Above Person
         75-2543036
2   Check the Appropriate Box if a Member of a Group*
    (a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . / /
    (b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . / /
3   SEC USE ONLY

4   Source of Funds*
         WC, BK, OO
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) . . . . . . . . . . . . . . . . . . . . . . . . . / /
6   Citizenship or Place of Organization
         United States
          Number of     7    Sole Voting Power
            Shares                896,199
         Beneficially   8    Shared Voting Power
           Owned By                  0
             Each       9    Sole Dispositive Power
          Reporting               896,199
            Person      10   Shared Dispositive Power
                                     0
11  Aggregate Amount Beneficially Owned by Each Reporting Person
         896,199
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*.. / / 13 Percent of Class Represented by Amount in Row (11)
         9.1%
14  Type of Reporting Person*
         CO

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 ITEM 1. SECURITY AND ISSUER.

    The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (the "COMMON STOCK," an individual share of which is a "SHARE"), of CRA Managed Care, Inc., a Massachusetts corporation (the "ISSUER"). The address of the principal executive offices of the Issuer is 312 Union Wharf, Boston, Massachusetts 02109.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(c) This Schedule 13D is filed by OccuSystems, Inc., a Delaware corporation ("OCCUSYSTEMS"), which is a physician practice management company focusing on occupational healthcare. OccuSystems' principal offices are located at 3010 LBJ Freeway, Suite 400, Dallas, Texas 75234.

    (c)-(d) During the last five years, to the best of OccuSystems' knowledge, neither OccuSystems nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

    (f) All executive officers and directors of OccuSystems are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in SCHEDULE A of this Schedule 13D and is specifically incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    This Statement relates to an option granted to OccuSystems by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "OPTION"). The Option entitles OccuSystems to purchase 896,199 Shares (the "OPTION SHARES") under the circumstances specified in the CRA Managed Care, Inc. Stock Option Agreement dated as of April 21, 1997 between OccuSystems and the Issuer (the "STOCK OPTION AGREEMENT") and as described in Item 4 below, for a purchase price of $377/8 per Share (the "PURCHASE PRICE"). In the event of any change in the Common Stock by reason of stock dividends, splitups, mergers (other than the Mergers (as hereinafter defined)), recapitalizations, combinations, exchanges of shares or the like, the type and number of Option Shares or securities subject to the Option, and the purchase price per share, will be adjusted appropriately. Reference is hereby made to the Stock Option Agreement, which is included as EXHIBIT 1 hereto.

    The Option was granted by the Issuer as an inducement to OccuSystems to enter into the Agreement and Plan of Reorganization dated as of April 21, 1997, among Concentra Managed Care, Inc., a Delaware corporation ("CONCENTRA"), OccuSystems and the Issuer (the "REORGANIZATION AGREEMENT"). Pursuant to the Reorganization Agreement and subject to the terms and conditions

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set forth therein (including approval by the stockholders of OccuSystems and the Issuer and various regulatory agencies), OccuSystems will merge with and into Concentra and a wholly-owned subsidiary of Concentra will merge with and into the Issuer (the "MERGERS"). As a result of the Mergers, the separate corporate existence of OccuSystems will cease and the Issuer will become a wholly-owned subsidiary of Concentra. Each issued and outstanding share of common stock of OccuSystems, par value $.01 per share, will be converted into the right to receive one share of the common stock, par value $.01 per share ("OCCUSYSTEMS COMMON STOCK"), of Concentra (the "CONCENTRA COMMON STOCK"). Each issued and outstanding share of Common Stock of the Issuer will be converted into the right to receive 1.786 shares of Concentra Common Stock.
If the Mergers are consummated, the Option will not be exercised. No monetary consideration was paid by OccuSystems to the Issuer for the Option.

    If OccuSystems elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares following such exercise.

ITEM 4.  PURPOSE OF TRANSACTION.

    (a)-(c) As stated above, the Option was granted to OccuSystems in connection with the execution of the Reorganization Agreement. As an inducement to the Issuer to enter into the Reorganization Agreement, OccuSystems granted to the Issuer a reciprocal option to purchase up to 2,157,990 shares of OccuSystems Common Stock under the circumstances specified in the OccuSystems, Inc. Stock Option Agreement dated as of April 21, 1997, between OccuSystems and the Issuer for a purchase price of $21.21 per share (the "OCCUSYSTEMS STOCK OPTION AGREEMENT"). The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Stock Option Agreement, none of which has occurred at the time of this filing.

    (d) If the Mergers are consummated in accordance with the terms of the Reorganization Agreement, the Board of Directors of Concentra shall consist of eight members, four of whom shall be designated by OccuSystems and four of whom shall be designated by the Issuer. The current Chairman and Chief Executive Officer of OccuSystems will be Chairman, and the current President and Chief Executive Officer of the Issuer will be President and Chief Executive Officer, of Concentra.

    (e)-(g) OccuSystems has the right to cause the Issuer to prepare and file up to two registration statements under the Securities Act of 1933, as amended (the "SECURITIES ACT"), in order to permit the sale by OccuSystems of any Option Shares purchased under the Option.

    (h)-(i) In the event the Mergers are consummated, the OccuSystems Common Stock and the Common Stock of the Issuer will be delisted from the Nasdaq National Market and the registration of such securities under the Securities Exchange Act of 1934, as amended, will be terminated.

    (j) Other than as described above, OccuSystems has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D (although OccuSystems reserves the right to develop such plans).

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    The description of the Stock Option Agreement, the OccuSystems Stock Option
Agreement and the Reorganization Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 1, 2 and 3, respectively, hereto.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

    (a)-(b) As a result of the issuance of the Option, OccuSystems may be deemed to be the beneficial owner of 896,199 Shares, which would represent approximately 10% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on March 31, 1997, as set forth in the Reorganization Agreement). OccuSystems will have sole voting and dispositive power with respect to those Shares.

    The Option Shares described herein are subject to the Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by OccuSystems as to the beneficial ownership of any Shares, and, prior to exercise of the Option, OccuSystems disclaims beneficial ownership of all Option Shares.

    (c) Except as described herein, neither OccuSystems nor, to the best of OccuSystems' knowledge, any other person referred to in SCHEDULE A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

    (d)  None.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except for the Reorganization Agreement and the Stock Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT                              DESCRIPTION

    1 CRA Managed Care, Inc. Stock Option Agreement dated as of April 21, 1997, between CRA Managed Care, Inc., a Massachusetts corporation (the "ISSUER"), and OccuSystems, Inc., a Delaware corporation ("OCCUSYSTEMS").

    2 Agreement and Plan of Reorganization dated as of April 21, 1997, among Concentra Managed Care, Inc., a Delaware corporation, OccuSystems and the Issuer.

    3 OccuSystems, Inc. Stock Option Agreement dated as of April 21, 1997, between OccuSystems and the Issuer.

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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 1, 1997                   OCCUSYSTEMS, INC.



                              By:  /s/ Richard A. Parr II
                                   Richard A. Parr II
                                   Executive Vice President
                                   and General Counsel

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                                      SCHEDULE 1

                     CERTAIN INFORMATION REGARDING FILING PARTIES


       NAMES OF          PRINCIPAL OCCUPATION
OFFICERS AND DIRECTORS     OR EMPLOYMENT      BUSINESS ADDRESS OR ORGANIZATION

John K. Carlyle          Chairman and Chief   OccuSystems, Inc.
                         Executive Officer    3010 LBJ Freeway, Suite 400
                         of OccuSystems       Dallas, Texas  75234

Daniel J. Thomas         President, Chief     OccuSystems, Inc.
                         Operating Officer    3010 LBJ Freeway, Suite 400
                         and Director of      Dallas, Texas  75234
                         OccuSystems

Richard A. Parr II       Executive Vice       OccuSystems, Inc.
                         President, General   3010 LBJ Freeway, Suite 400
                         Counsel and          Dallas, Texas  75234
                         Secretary of
                         OccuSystems

James M. Greenwood       Senior Vice          OccuSystems, Inc.
                         President, Chief     3010 LBJ Freeway, Suite 400
                         Financial Officer    Dallas, Texas  75234
                         and Treasurer of
                         OccuSystems

W. Thomas Fogarty,       Senior Vice          OccuSystems, Inc.
M.D.                     President and Chief  3010 LBJ Freeway, Suite 400
                         Medical Officer of   Dallas, Texas  75234
                         OccuSystems
Donald R. Aldrich        Vice President and   OccuSystems, Inc.
                         Chief Information    3010 LBJ Freeway, Suite 400
                         Officer of           Dallas, Texas  75234
                         OccuSystems

Richard D. Rehm, M.D.    Director of          OccuSystems, Inc.
                         OccuSystems          3010 LBJ Freeway, Suite 400
                                              Dallas, Texas  75234

Stephen A. George,       Chairman, President  OccuSystems, Inc.
M.D.                     and Chief Executive  3010 LBJ Freeway, Suite 400
                         Officer of First     Dallas, Texas  75234
                         Physician Care, Inc.

Robert W. O'Leary        Chairman and Chief   OccuSystems, Inc.
                         Executive Officer    3010 LBJ Freeway, Suite 400
                         of Premier, Inc.     Dallas, Texas  75234

Robert A. Ortenzio       President of Select  OccuSystems, Inc.
                         Capital Corporation  3010 LBJ Freeway, Suite 400
                         Dallas, Texas  75234

Paul B. Queally          General Partner of   OccuSystems, Inc.
                         Welsh, Carson,       3010 LBJ Freeway, Suite 400
                         Anderson & Stowe     Dallas, Texas  75234

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                                    EXHIBIT INDEX

                                                                           PAGE
EXHIBIT NO.                  DESCRIPTION                                    NO.

    99.1 CRA Managed Care, Inc. Stock Option Agreement dated as of April 21, 1997, between CRA Managed Care, Inc., a
             Massachusetts corporation (the "ISSUER") and OccuSystems, Inc., a Delaware corporation ("OCCUSYSTEMS").

    99.2 Agreement and Plan of Reorganization dated as of April 21, 1997, among Concentra Managed Care, Inc., a Delaware corporation, OccuSystems and the Issuer.

    99.3 OccuSystems, Inc. Stock Option Agreement dated as of April 21, 1997, between OccuSystems and the Issuer.